For Immediate Release

VIÑA CONCHA Y TORO REPORTS
THIRD QUARTER AND 9-MONTHS 2009
RESULTS

Santiago, Chile, October 29, 2009 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2009.  Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2009.  US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2009 (US$1.00=Ch$550.36).

Highlights 3Q 2009

•     Total sales rose by 12.4%.
•     Bottled export sales in Chilean pesos increased 10.5%.
•     Bottled export shipments increased 2.2% to 4,647,700 cases.
•     Bottled domestic sales increased 7.9% by value and 3.6% by volume.
•     Operating income decreased 6.4%, operating margin was 13.7% compared to 16.4% in 3Q08.
•     Net income increased 20.1% to Ch$12,928 million (US$23.5 million).
•     Ebitda declined 5.9% to Ch$16,948 million (US$30.8 million). Ebitda margin was 17.6%.
•     Earnings per ADR rose 14.6% to US$ 0.63.

Highlights 9M 2009

•     Total sales rose by 14.8%.
•     Bottled export sales in Chilean pesos increased 14.3%.
•     Bottled export shipments increased 7% to 12,965,000 cases.
•     Bottled domestic sales increased 5.8% by value and 3.4% by volume.
•     Operating income decreased 7.6%, operating margin was 13.3% in 9M09 compared to 16.6% in 9M08.
•     Net income increased 23.8% to Ch$34,312 million (US$62.3 million).
•     Ebitda decreased 4.6% to Ch$44,959 million (US$82 million). Ebitda margin decreased to 17.4% from 21%.
•     Earnings per ADR up by 18.2% to US$ 1.67.

Comments of the CEO

The Company’s results in this period were highly satisfactory; we highlight Concha y Toro’s strong competitive position that has allowed sales growth at a time when consumption in general has suffered a substantial contraction.

Export sales in the quarter rose 10.5%, with a 2.2% increase in volume (export sales rose 14.3% by value and 7% by volume in the nine-month period).  Growth has also been accompanied by a change in the mix to lower-priced products; this reflects the new market conditions we are facing. The Company has employed greater resources in supporting its future growth. Following a period of transition, the new distribution subsidiaries have already begun operating and are contributing positively to the company’s results.

Domestic market sales increased 7.9% in the quarter, following a 3.6% increase in volume (sales rose 5.8% by value and 3.4% by volume in the nine-month period). This result has enabled the Company to increase its market share, to 31.5% of all wine sold in Chile.

Operating income decreased 6.4% to Ch$ 13,168 million (US$ 24 million) in the third quarter 2009. This mainly reflects the change of the mix, with larger sales in the segments with lower prices, due to the economic cycle and higher selling and marketing expenses to support growth.

For the quarter non-operating result presented a gain of Ch$ 2,568 million (US$ 4.7 million), this positive result is mainly explained by a gain obtained in exchange rate differences related to forward positions taken by the company as part of its exchange-rate hedging and fixing strategy related to its exports and also due to lower financial expenses as a result of a lower financial debt.

Third Quarter 2009 Results

Total Revenues

With a positive contribution from all business areas, Company revenues increased 12.4% in the third quarter to total Ch$96,129 million (US$175 million), up from Ch$85,534 million (US$155 million) in 3Q2008.

Table 1
Total Revenues
(in Ch$ millions)

	3Q09	3Q08	Change (%)	9M09	9M08	Change (%)

Export sales(1)	67,932	61,438	10.6%	186,424	163,056	14.3%
Domestic sales–wine	15,951	14,814	7.7%	39,212	37,323	5.1%
Domestic sales–other products	3,791	1,012	274.5%	9,253	2,763	234.9%
Argentina exports(2)	4,272	4,163	2.6%	11,979	10,852	10.4%
Argentina domestic	2,517	2,296	9.7%	6,179	5,611	10.1%
Other revenues	1,665	1,812	-8.1%	5,213	5,291	-1.5%

TOTAL	96,129	85,534	12.4%	258,260	224,896	14.8%

Table 2
Sales of Bottled Wine
	3Q09	3Q08	Change (%)	9M09	9M08	Change (%)
Sales (in Ch$ million)
Export sales(1)	66,985	60,594	10.5%	184,060	161,040	14.3%
Domestic sales–wine	15,945	14,774	7.9%	39,206	37,050	5.8%
Argentina exports(2)	4,272	4,163	2.6%	11,979	10,852	10.4%
Argentina domestic	2,517	2,296	9.7%	6,179	5,537	11.6%

Volume (thousand liters)
Export sales	41,830	40,926	2.2%	116,688	109,006	7.0%
Domestic sales–wine	22,416	21,641	3.6%	55,498	53,649	3.4%
Argentina exports	3,416	3,544	-3.6%	9,402	10,225	-8.1%
Argentina domestic	2,516	2,226	13.1%	6,099	5,865	4.0%

(1) Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).
(2) This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues
Sales abroad of bottled wine rose 10.5% to Ch$66,985 million as compared to Ch$60,594 million. This increase was driven by a 2.2% increase in volumes sold and an 8.2% increase in the average export price in Chilean pesos.

Company export revenues are denominated in foreign currencies, mainly US dollars, euros, pounds sterling and Canadian dollars. For reference, exports sales expressed in US dollars amounted to US$123 million, representing a 5.2% increase as compared to US$ 117 million for the nine-month period 2008.  Sales expressed in US dollars were partially compensated due mainly to the negative impact of the appreciation of the US dollar against the pound (-14.2%) and euro (-4.8%), and its effect on sales denominated in pounds and euros.

Graph 1
Export Volume by Region
Third Quarter 2009

•            Bottled Wine Sales - Volume:

Following a strong second quarter, third quarter shipments rose by 2.2%, totaling 4,647,700 cases. This result follows a good performance in Asia, Continental Europe and South America, partially offset by declines in the UK, the US and Central America.

In Asia volumes grew 33.9% led by strong shipments to Japan. Sales in Continental Europe increased 13.4% following the coming on stream of the Nordic subsidiaries direct-distribution structure and a recovery in Denmark. In South America the Company saw an improvement across the region and a movement to regular sales in the Brazilian distribution subsidiary.

Sales volume decreased 2.6% in the UK and 3.6% in the US, following strong first half sales in both markets.

Volumes by segment reveal a 2% growth in the premium category and a 12.1% increase in varietal wines. On the other hand, the Company produced a change in the mix from the bi-varietal category that decreased 18.1% to generic wines increasing 42.2%.

Domestic Sales, Chile
Bottled domestic wine sales increased 7.9% to Ch$15,945 million (US$29 million) in 3Q09, from Ch$14,774 million (US$26.8 million) in 3Q08, following a 3.6% increase in volume and a 4.2% increase in the average price. Domestic market bottled wine sales by volume totaled 22.42 million liters in the quarter. Sales of bulk wine during the quarter totaled Ch$5.6 million.

The 3.6% rise in volume reflects growth across all major categories; we highlight the 20.1% expansion in the premium segment and the 9.1% increase in varietal wines. The popular category increased 3.1%. The positive result obtained in the varietal and premium segments follows a consistent strategy and company focus on these segments favored by the strong recognition of the premium wine portfolio.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the nine-month period ended September 2009, Concha y Toro’s market share by volume rose to 31.5% compared to 29.6% in the same period of 2008.

Chile Domestic Sales-other products
Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$3,791 million (US$6.9 million). A 274.5% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations
Revenues from the Argentine operation increased 5.1% to Ch$6,789 million as a result of a 2.6% increase in exports and a 9.7% growth in domestic sales.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 437,960 cases, a slight increase of 0.3% over 3Q08. In US dollar terms, exports increased 3.2% to US$9 million.

On the domestic side, sales in Argentina by volume increased 13.1% to 279,600 cases and revenues in US dollar terms increased 4.1% to US$4.6 million.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, decreased 8.1%, to Ch$1,665 million (Ch$3.0 million).

Cost of Sales
For the quarter, the total cost of sales rose 14.3% to Ch$59,636 million (US$108 million) from Ch$52,164 million (US$95 million) in 3Q08. The cost of sales as a percentage of total sales increased to 62% from 61%.

The gross margin decreased to 38% from 39%, mainly reflecting a change in the export sales mix towards products with a lower margin.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 20.8% to Ch$23,324 million (US$42 million) in 3Q09 compared to Ch$19,310 million (US$35 million) in 3Q08, mainly due to higher marketing & promotion expenses and increased structure to support growth and the addition of new subsidiaries. As a percentage of sales, SG&A increased to 24.3% from 22.6% in 3Q08.

Operating Income
Operating income decreased 6.4% to Ch$13,168 million (US$24 million) in 3Q09 compared to Ch$14,061 million (US$25.5 million) in 3Q08. The operating margin fell to 13.7% from 16.4% mainly explained by higher selling and marketing expenses as explained above.

Non-Operating Result

The non-operating result showed a gain of Ch$2,568 million (US$4.7 million) as compared to a loss of Ch$391 million (US$0.7 million) in 2008. This is mainly explained by a gain from exchange-rate differences Ch$ 2,236 million (US$ 4.1 million) related to forward positions taken by the Company as part of its exchange-rate hedging and fixing strategy related to its exports, and to lower financial expenses.

Interest expenses decreased 39.1% to Ch$1,179 million (US$2.1 million), resulting from lower financial debt and lower interest rates for the period. As of September 30, 2009, total financial debt was Ch$98,932 million (US$180 million), representing a decrease of Ch$34,987 million (US$63.6 million) as compared to the debt for September 2008.

Table 2
Non-Operating Results
(in Ch$ millions)

	3Q09	3Q08	Change (%)	9M09	9M08	Change (%)

Equity income	882	749	17.8%	698	588	18.6%
Other non-operating income	228	223	2.4%	830	1,166	-28.8%
Interest expense	-1,179	-1,937	-39.1%	-4,388	-4,465	-1.7%
Price level restatement	590	1,503	-60.7%	1,113	550	102.5%
Exchange differences	2,236	-647	-445.4%	8,485	459	1748%
Other non-operating expenses	-188	-281	-33.0%	-453	-722	-37.3%
Total Non-Operating Result	2,568	-391	757.6%	6,286	-2,423	359.4%

Net Income and Earnings per Share (EPS)
Net income for the period increased 20.1% to Ch$12,928 million (US$23.5 million) from Ch$10,768 million (US$19.6 million). Based on 747,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$17.30 per share from Ch$14.97 in the quarter.  Earnings per ADR were Ch$346 in 3Q09.  In US dollar terms, earnings per ADR increased 14.6% to US$ 0.63 in the third quarter of 2009 from US$0.55 for the third quarter of 2008.

9-Months 2009 Results

Total Revenues

Total revenues for the nine-month period ended September 2009 increased 14.8% to Ch$258,260 million (US$469 million).  This result was achieved with a solid export result and a positive performance in all the Company’s businesses.

Export revenues
Export sales of bottled wine increased 14.3% totaling Ch$184,060 million as compared to Ch$161,040 million. This increase was driven by a 7% increase in volumes sold and a 6.8% higher average export price in Chilean pesos.

For reference, exports sales expressed in US dollars amounted to US$327 million, representing a 1.3% increase as compared to US$ 323 million for 9M 2008.  Sales expressed in US dollars were partially compensated mainly due to the negative impact of the appreciation of the US dollar against the pound sterling (-20.8%) and euro (-10.5%), and its effect on sales denominated in pounds and euros.

•         Bottled Wine Sales – Volume:

For the nine-month period, Company volumes increased 7%, with sales of 12,965,000 cases as compared to 12,112,000 cases in 9M08. In this period we highlight the growth achieved in the UK, Asia and US markets.

Sales volumes in the UK rose 22%, favored by an increase in promotional activity in this period. Shipments to Asia grew 14.6% with strong volumes in Japan. In the US sales increased 9.5% with encouraging results for Casillero del Diablo, Xplorador and Frontera lines. Sales to Canada edged up 0.2%.

Sales volume in Continental Europe decreased 2.3%, evidencing the difficult economic factors and its effect on consumer spending.

Sales in Central America/Caribbean and in South America declined 7.2%.

Graph 1
Export Volume by Region
9-months 2009

Overall, volume growth in this period has been driven by sales in the low-priced popular segment. This change in mix reflects the challenging market conditions impacting wine consumption.

Domestic Sales, Chile
Bottled domestic wine sales increased 5.8% to Ch$39,206 million (US$71 million) in 9M09, from Ch$37,050 million (US$67 million) in 9M08, following a 3.4% increase in volume and a 2.3% increase in the average price. The volume of bottled wine sales on the domestic market totaled 55.50 million liters. Sales of bulk wine during this period totaled Ch$5.6 million.

Chile Domestic Sales-other products
Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$9,253 million (US$16.8 million). The 235% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations
Revenues from our Argentine business increased 10.8% to Ch$18,158 million following a 10.4% increase in exports and an 11.6% increase in domestic sales.

For the first nine months of the year, Trivento’s exports of bottled wine totaled 1,237,500 cases with a 1.4% decrease over the same period of 2008. Exports in US dollar terms increased 5% to US$24.9 million.

Domestic sales in the Argentine market totaled US$11 million and 677,680 cases, increasing by 0.6% in value and 4% in volume.

Other Revenues
Other revenues decreased 1.5% to Ch$5,213 million (US$ 9.5 million).

Cost of Sales
For the nine-month period, the total cost of sales rose 20.2% to Ch$162,378 million (US$ 295 million) from Ch$ 135,036 million (US$ 245 million) in 2008. Cost of sales as a percentage of total sales increased to 62.9% from 60% mainly as a result of a higher average direct cost that impacted the first-half result.

The gross margin moved to 37.1% from 40%, mainly reflecting higher direct costs and a change in the mix, with larger sales in the lower-priced segments and higher promotional activity in the UK.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 16.9% to Ch$61,412 million (US$112 million), mainly due to higher marketing and promotion expenses in the UK and costs related to the new subsidiaries. As a percentage of revenues, SG&A increased to 23.8% from 23.4% in 9M08.

Operating Income
Operating income decreased 7.6% to Ch$34,470 million (US$63 million) compared to the Ch$37,307 million (US$ 68 million) in 9M08. The operating margin decreased from 16.6% to 13.3% following a higher average direct cost in the period and the change of the mix for the export business due to the economic cycle and higher promotional activity in the UK.

Non-Operating Results
The non-operating result showed a gain of Ch$6,286 million (US$ 11.4 million) as compared to a loss of Ch$2,423 million (US$4.4 million) in 9M08. This is mainly explained by a gain from exchange-rate differences of Ch$ 8,485 million (US$15.4 million) related to forward positions taken by the Company as part of its exchange-rate hedging and fixing strategy related to its exports.

For the nine-month period interest expenses decreased to Ch$4,388 million (US$8 million) as compared to Ch$4,465 million (US$8.1 million) in the same period last year. As of September 30, 2009 total financial debt was Ch$98,932 million (US$180 million) as compared to Ch$ 133,919 million (US$243 million) as of September 30, 2008.

Net Income and Earnings per Share (EPS)

Net income for the period increased 23.8% to Ch$ 34,312 million (US$62.3 million) from Ch$27,710 million (US$ 50.3 million). Concha y Toro’s EPS increased to Ch$ 45.92 per share from Ch$ 38.53; earnings per ADR were Ch$918.4 in 9M09 and Ch$ 770.6 in 9M08.  In US dollar terms, earnings per ADR increased 18.2% to US$ 1.67 compared to US$1.41 for the nine-month period of 2008.

Balance Sheet

Assets

As of September 30, 2009, the Company’s consolidated assets totaled Ch$504,495 million (US$917 million) and were Ch$ 12,696 million (US$ 23 million) higher than the figure reported a year earlier, mainly due to an increase in fixed assets, involving investments in vineyard development and cellar capacity.

Liabilities

As of September 30, 2009 net financial debt stood at Ch$98,932 million (US$180 million) representing a year-on-year decrease of Ch$34,987 million (US$63.6 million). This is mainly explained by a decrease in short-term debt to banks and financial institutions.

As of September 30, the financial debt to equity ratio stood at 0.33:1.

* * * * *

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 131 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company sells wines through the subsidiaries Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí, and Bodega Trivento in Argentina. The Company cultivates 7,683 hectares of vineyards in Chile and 1,037 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,727 employees and is headquartered in Santiago, Chile.

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of September 30, 2009)

	3Q2009	3Q2008	Change	9M2009	9M2008	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Operating Results
Sales revenues	96,128,598	85,534,476	12.4	258,259,775	224,896,455	14.8
Cost of sales	-59,636,350	-52,163,552	14.3	-162,378,030	-135,036,167	20.2
% of sales	62.0%	61.0%		62.9%	60.0%
Gross Margin	36,492,249	33,370,924	9.4	95,881,746	89,860,288	6.7
% of sales	38.0%	39.0%		37.1%	40.0%
Selling & Adm. Expenses	-23,324,127	-19,309,861	20.8	-61,412,116	-52,553,128	16.9
% of sales	24.3%	22.6%		23.8%	23.4%
Operating Income	13,168,122	14,061,063	-6.4	34,469,630	37,307,160	-7.6
% of sales	13.7%	16.4%		13.3%	16.6%
Non-Operating Results
-Non-operating income	227,997	222,681	2.4	830,302	1,166,081	-28.8
-Equity income	881,967	748,738	17.8	698,140	588,457	18.6
-Non-operating expenses	-188,110	-280,898	-33.0	-452,807	-721,915	-37.3
-Financial expenses	-1,179,372	-1,937,039	-39.1	-4,388,440	-4,464,539	-1.7
-Price level restatement	590,129	1,503,286	-60.7	1,113,429	549,883	102.5
-Exchange differences	2,235,854	-647,378	-445.4	8,485,013	459,188	1748
Non-operating result	2,568,465	-390,610	-757.6	6,285,637	-2,422,845	-359.4

Income before income tax	15,736,587	13,670,453	15.1	40,755,267	34,884,315	16.8
Less: income tax	-2,808,715	-2,901,729	-3.2	-6,442,916	-7,160,917	-10.0
Minority interest	-8	-1,179	-99.3	-9	-13,857	-99.9

Net Income	12,927,864	10,767,545	20.1	34,312,342	27,709,541	23.8
-Earnings per share (Ch$)	17.30	14.97	15.6	45.92	38.53	19.2
-Earnings per ADR (US$)	0.63	0.55	14.6	1.67	1.41	18.2

EBITDA	16,948,160	18,016,940	-5.9	44,959,252	47,134,334	-4.6
% sales	17.6%	21.1%		17.4%	21.0%

Number of shares	747,170,735	719,170,735		747,170,735	719,170,735

Exchange rate US$1.0=Ch$550.36

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of September 30, 2009)

	As of Sept. 30,	As of Sept. 30,	As of Sept. 30,
	2009	2008	2009
	Th. Ch$	Th. Ch$	Th. US$
Assets
Cash and equivalents	4,997,128	1,891,757	9,080
Inventories	122,757,964	125,067,981	223,050
Accounts receivable	92,973,968	92,511,780	168,933
Other current assets	27,632,480	27,920,856	50,208
Total current assets	248,361,540	247,392,374	451,271

Property, plant & equipment, net	237,224,653	225,845,965	431,035
Other assets	18,908,476	18,560,632	34,357

Total assets	504,494,669	491,798,971	916,663

Liabilities and Shareholders' Equity
Short term debt (1)	49,513,118	78,972,874	89,965
Other current liabilities	92,366,878	91,889,007	167,830
Total current liabilities	141,879,996	170,861,881	257,795
Long term debt (1)	49,418,779	54,946,262	89,794
Other long-term liabilities	16,988,947	16,741,878	30,869
Total long-term liabilities	66,407,726	71,688,140	120,662

Minority interest	16	31,174	0

Shareholders' equity	296,206,931	249,217,776	538,206

Total liabilities and shareholders' equity	504,494,669	491,798,971	916,663

(1) includes only financial debt
Exchange rate:US$1.0=Ch$550.36